Exhibit 2.1

Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

COURTESY TRANSLATION This document is a courtesy English translation prepared by artificial intelligence for information purposes only. In the event of any discrepancy or inconsistency between this translation and the original Italian-language version of the Agreement, the Italian-language version shall prevail in all respects.

IMPLEMENTATION AGREEMENT

between

Carlo Ulacco, born in Rome (RM) on [***], Italian tax identification number [***], residing at [***] ("CU");

and

Ambrogio D'Arrezzo, born in Crecchio (CH) on [***], Italian tax identification number [***], residing at [***] ("ADA");

and

Andrea Lodi, born in Carpi (MO) on [***], Italian tax identification number [***], residing at [***] ("AL" and, together with CU and ADA, the "Existing Shareholders");

- of the one part -

and

Nuburu Inc., a company incorporated under the laws of Delaware (USA), with registered office at 44 Cook Street, Suite 100, Denver, CO 80206, USA, registered in the register of companies of the State of Delaware under No. 7992754, whose shares are listed on the New York Stock Exchange, represented by Alessandro Zamboni ("Nuburu") (which signs this Agreement solely in respect of the provisions applicable to it);

- of the one part -

and also

Nuburu Defense LLC, a company incorporated under the laws of Delaware (USA), with registered office at 44 Cook Street, Suite 100, Denver, CO 80206, USA, represented by Alessandro Zamboni ("Nuburu Defense" or the "Investor");

- of the other part -

and also

Tekne S.p.A., with registered office at Via Contrada San Matteo No. 42, Poggiofiorito (CH), registered with the Chieti Pescara Companies Register, Italian tax identification and VAT number 01992140697, represented by Ambrogio D'Arrezzo ("Tekne" or the "Company");

- of the other part -

(the Existing Shareholders, Nuburu, the Investor and Tekne are referred to collectively as the "Parties" and individually also as a "Party").

RECITALS

A. On May 25, 2026, the Parties entered into an investment agreement concerning, among other things, the investment by Nuburu Defense in the Company's share capital (the "Investment Agreement") through the subscription of an increase in

Tekne's share capital to be paid up also by converting the Shareholder Loan (as defined below), and the purchase and sale of some of the shares held by the Existing Shareholders, subject to obtaining Golden Power Authorization and following any necessary recapitalization of the Company if its equity, as shown in its annual financial statements or in an updated statement of financial position required for the purposes of the Capital Increase, were negative.

B. Over the preceding months, having regard also to the Company's financial strain and in order to ensure Tekne's operational continuity, Nuburu (also on behalf of its subsidiary Nuburu Defense) has advanced shareholder loans to the Company totaling EUR 27,693,000.00 (the "Shareholder Loan").

C. Golden Power Authorization was obtained subject to requirements on August 5, 2026, and the Parties accordingly acknowledged that the Investment Agreement had become effective in accordance with, and for the purposes of, its provisions.

D. As of today's date (the "Agreement Signing Date"), on the basis of the information provided by the Existing Shareholders to the Investor, the Company appears to have incurred losses as of June 30, 2026 of a magnitude, although still being determined, that may require urgent measures to strengthen the Company's equity, also for the purposes of Articles 2446 and 2447 of the Italian Civil Code.

E. In light of the foregoing, given the urgency of implementing the Investment Agreement, by this agreement implementing the provisions of the Investment Agreement (the "Agreement") the Parties agree to carry out the Investment by supplementing and implementing certain terms and conditions originally provided in the Investment Agreement, all in compliance with the Golden Power Authorization.

NOW, THEREFORE, the Parties agree and stipulate as follows.

1. Recitals - Annexes - Definitions

1.1 The Recitals and the annexes to this Agreement (the "Annexes") form an integral and essential part of this Agreement.

1.2 The conventions set out in Article 1.4 of the Investment Agreement shall apply for the purposes of interpreting this Agreement.

1.3 In the event of any conflict, the provisions of this Agreement shall prevail.

2. Amendments to the Investment Agreement

2.1 The Parties acknowledge and agree that, except as implemented, supplemented and amended by this Agreement with respect to the Investment Agreement, no other provision of the Investment Agreement shall be deemed amended and/or supplemented as a result of the execution of this Agreement.

2.2 Specifically, the Parties agree that:

(i) the arrangements for implementing the Investment provided for in this Agreement replace those described in the Investment Agreement (including, in particular, Articles 4 (Investment), 5 (Capital Increase), 8 (Actions Prior to the Closing Date), and 10.1 and 10.2 (Closing)); and

(ii) the provisions of Article 6 (ADA's Role in the Company Following the Recapitalization) of this Agreement replace the provisions of Article 12 of the Investment Agreement.

3. Purchase and Sale

3.1 The Parties acknowledge and agree that on October 15, 2026 (the "Purchase and Sale Closing Date"), Nuburu Defense shall purchase from the Existing Shareholders, and the Existing Shareholders shall sell to Nuburu Defense, a number of Shares (free from Encumbrances) representing, in aggregate, 67.1% of the Company's share capital (respectively, the "Sale Shares" and the "Purchase and Sale"), for an aggregate consideration of EUR 5,200,000.00 (the "Price"), for which Nuburu, as the Investor's controlling company, shall be jointly and severally liable with Nuburu Defense, of which: (i) EUR 1,200,000.00 on the Agreement Signing Date; and (ii) the remaining portion of the Price (totaling EUR 4,000,000.00) on a deferred basis (the "Deferred Price"), in four equal installments, each of EUR 1,000,000.00, payable respectively by December 31, 2026, January 31, 2027, February 28, 2027 and March 31, 2027 (each installment, an "Outstanding Price Installment").

3.2 The Sale Shares shall be transferred by the Existing Shareholders to the Investor in proportion to their respective interests in Tekne's share capital on the Agreement Signing Date, as detailed in Annex 3.2, and each installment of the Price (on the Purchase and Sale Closing Date and on a deferred basis) shall be paid by the

Investor to the Existing Shareholders pro rata to the IBAN account of each Existing Shareholder, as detailed in Annex 3.2, with a value date corresponding to the payment date of the relevant installment of the Price, by irrevocable bank transfer of immediately available funds.

3.3 The Parties acknowledge and agree that the Price was agreed also taking into account Nuburu Defense's Recapitalization undertaking under Article 4 below, which is to be regarded as an essential condition and basis for the agreed purchase price, and shall be deemed all-inclusive, also with regard to the Tekne Industrial Transfer (under Article 5 below) and the Disposal of Non-Core Assets (under Article 5 below).

3.4 By signing this Agreement, each Existing Shareholder, pursuant to the relevant provisions of Tekne's current articles of association, irrevocably and unconditionally consents to the Purchase and Sale and waives any pre-emption right or other restriction and/or right over the Sale Shares to which that Existing Shareholder is entitled. Each Existing Shareholder further undertakes to sign any additional document or instrument required to further formalize such consent and waiver.

3.5 The Closing shall take place on the Purchase and Sale Closing Date in the presence of the notary selected by the Investor (the "Notary"), at which the Parties (each to the extent of its respective responsibility) shall perform or, as appropriate, cause to be performed, the actions set out in Article 10.3 of the Investment Agreement, which are incorporated herein by reference to the extent applicable mutatis mutandis. Without prejudice to the foregoing, the Parties (each to the extent of its responsibility) shall procure that:

(i) the directors of the Company, Tekne Industrial S.r.l. and Tekne USA Inc. (the "Relevant Tekne Companies") resign from office effective as of the date on which the relevant governing body is reconstituted, providing a statement that they waive all claims against the relevant company and have no further claims against it;

(ii) to the extent possible and within the limits of applicable law, the statutory auditors of the Relevant Tekne Companies (where appointed) resign from office effective as of the date on which the respective supervisory body is reconstituted, providing a statement that they waive all claims against the relevant company and have no further claims against it;

(iii) the Investor delivers letters waiving liability claims addressed to the resigning directors, in the form and with the content set out in Annex 3.5(iii);

(iv) an extraordinary shareholders' meeting of the Company is held with the entire share capital represented to resolve unanimously to adopt new articles of association as set out in Annex 3.5(iv) (the "New Articles of Association"). For clarity, the Parties acknowledge that the definition of Minority Shareholders therein is to be understood as referring to the Existing Shareholders;

(v) shareholders' meetings of Tekne (in ordinary session) and each of the Relevant Tekne Companies are held with the entire share capital represented to resolve unanimously to appoint their corporate bodies and determine their remuneration, it being understood between the Parties that the Tekne board of directors to be appointed on the Purchase and Sale Closing Date shall, pursuant to the New Articles of Association, comprise three directors other than those in office on the Agreement Signing Date, of whom (a) two shall be designated by the Investor; and (b) one shall be designated by the Existing Shareholders, whose name has already been shared among the Parties;

(vi) the Company's shareholders' meeting referred to in paragraph (v) above also resolves unanimously (a) to approve the waiver of liability claims against, and indemnification of, the Company's resigning directors; and (b) to adopt the resolution referred to in Article 4.2 below.

3.6 The Parties agree that, as security for payment of the Deferred Price, ADA shall continue to hold, also in the interest and for the benefit of the other Existing Shareholders, title to the bond issued by SFE - SocFinEur 7.5%, ISIN: GB00BNYKP345 (respectively, the "Security" and the "SFE Bond"). With respect to the Security, the Parties further agree that:

(i) within five (5) Business Days after payment of the final Deferred Price Installment, ADA shall send, also on behalf of the other Existing Shareholders, to the Investor a full receipt and discharge confirming payment in full of the Deferred Price Installments, with the consequent full release of the Security, without the need for any further instrument or formality, and by that date ADA shall be required to return the SFE Bond to Nuburu; and

(ii) any amount paid by SFE in respect of the SFE Bond before payment of the final Deferred Price Installment shall be retained by ADA, also in the interest and for the benefit of the other Existing Shareholders, on a final basis in satisfaction of the Existing Shareholders' receivable for the Deferred Price Installments, it being understood that any excess amount shall be immediately returned to Nuburu in full.

3.7 By way of partial amendment and supplement to the Earn-Out provided for in Article 6.4.3 of the Investment Agreement, the Parties agree and acknowledge that:

(i) the total amount of the Earn-Out (set in the Investment Agreement at EUR 29,692,000), following the waiver referred to in Article 4.1 of this Agreement, shall be EUR 20,000,000.00 (twenty million), in cash and not in Nuburu shares, and shall be paid annually by June 30 of the following year, after approval of the annual financial statements for financial year 2027 and by approval of the annual financial statements for financial year 2036, as provided in the Investment Agreement, provided that:

(a) in all cases, the Existing Shareholders shall be paid pro rata,

(a.1) in their personal capacity, transferable upon death, and with the Earn-Out remaining vested in the Existing Shareholders in the event of the exercise of (x) drag-along rights, redemption rights or tag-along rights pursuant to the New Articles of Association; and (y) a permitted transfer under Article 5(xiv), paragraph (b) (i.e., 'corporate vehicle') and paragraph (d) (i.e., 'intra-family transfer') of the New Articles of Association, as provided in Article 9.1 of those New Articles of Association;

(a.2) a minimum annual amount of EUR 2,000,000.00 (two million) (the "Guaranteed Annual Minimum"), acknowledged as due in all cases and irrespective of the amount of the Company's revenues, it being understood, for clarity, that if during the above period, as a result of the payments made to the Existing Shareholders (and/or their heirs) as Earn-Out (as the Guaranteed Annual Minimum and/or by reference to the Company's revenues as provided in the Investment Agreement), the total amount of EUR 20,000,000.00 (twenty million) has been reached, no further amount shall be due to the Existing Shareholders (or their heirs) as Earn-Out; and

(b) if the Guaranteed Annual Minimum for a financial year has not been paid by the relevant June 30 deadline, Nuburu Defense and Nuburu (as the Investor's controlling company), jointly and severally liable, shall pay it within no more than sixty (60) days, with the express provision that, in the event of non-payment even within that additional period, the Existing Shareholders (or their heirs) shall be entitled to request and obtain from Nuburu Defense and/or Nuburu, as jointly and severally liable obligors, payment, in a single payment and within a further period of one hundred twenty (120) days, of the entire Earn-Out amount, less the aggregate amount already paid to the Existing Shareholders as Earn-Out (including, for clarity, the Guaranteed Annual Minimum amounts) (the "Outstanding Earn-Out"); in the event of failure to pay the entire Outstanding Earn-Out within that further period, the Existing Shareholders (and/or their heirs) may pursue recovery of the full amount from Nuburu Defense and/or Nuburu, as jointly and severally liable obligors, together with costs and interest;

(ii) if the Investor transfers a Controlling interest in the Company (including, for clarity, upon application of drag-along, redemption or tag-along rights under the New Articles of Association), with the transferee assuming the obligation to pay the Earn-Out (to the extent still payable at that date), in accordance with the Investment Agreement and the New Articles of Association, that transferee shall provide, and the Investor shall procure that the transferee provides, adequate security in favor of the Existing Shareholders or their heirs, in the reasonable judgment of the Existing Shareholders or their heirs after consulting the Investor, in respect of that payment obligation (including the provision of adequate documentary evidence demonstrating that the transferee has sufficient capital, economic and financial strength to meet that payment obligation).

4. Undertakings of the Parties in Relation to the Recapitalization

4.1 The Parties agree and undertake to procure that, simultaneously with completion of the Purchase and Sale and as an essential element thereof (in consideration for the Existing Shareholders' waiver, under Article 3.7 above, of a portion of the Earn-Out amounting to EUR 9,692,000 (nine million six hundred ninety-two thousand), out of the maximum aggregate amount of EUR 29,693,000 originally provided for in the Investment Agreement), Nuburu, also on behalf of its subsidiary Nuburu Defense, shall finally and irrevocably waive:

(i) the entire receivable arising from the Shareholder Loan (EUR 27,693,000.00), including all conversion rights;

(ii) accrued interest on the Shareholder Loan for the period October 1, 2026 - October 15, 2026, accrued and unpaid as of the Agreement Signing Date, of EUR 45,521.1;

(iii) Nuburu's receivable from Tekne arising from invoices issued to the Company and unpaid as of the Agreement Signing Date, totaling EUR 904,938.08;

(iv) the receivable arising from the payment made by Nuburu, in the name and on behalf of the Investor, to the Company to create the deposit for the issuance of three letters of credit for the "Bangladesh contract," totaling EUR 1,005,978; and

(v) the accrued portion of the quarterly fee for the period October 1, 2026 - October 15, 2026, payable to Nuburu pursuant to the business network agreement entered into between Nuburu and Tekne on December 30, 2025, accrued and unpaid as of the Agreement Signing Date, of EUR 45,521.1;

all as detailed in Annex 4.1, thus totaling EUR 29,694,958.28 (collectively, the "Waiver"), as a capital contribution without any right to repayment, thereby creating a reserve not earmarked to any particular shareholder, for the benefit of all shareholders and permanently forming part of the Company's equity (the "Recapitalization").

For clarity, the Parties understand that Nuburu's Recapitalization undertaking is limited to the amount subject to the Waiver.

4.1 For the purposes of the Recapitalization and immediately following the Waiver, the Parties (each to the extent of its respective responsibility) shall procure that an ordinary shareholders' meeting is held with all of the Company's shareholders present, which unanimously acknowledges the Waiver as a capital contribution without any right to repayment and, consequently, the creation of an equity reserve of the same amount, not earmarked to any particular shareholder, for the benefit of all shareholders and permanently forming part of the Company's equity.

4.2 The Parties expressly acknowledge and agree that, as a result of the Waiver and limited to the amount thereof, the Recapitalization shall have no dilutive effect on the Existing Shareholders, and accordingly the ownership ratio in Tekne's share capital shall remain unchanged as of that date, namely 70% Investor / 30% Existing Shareholders.

4.3 The Parties acknowledge and agree that any registration tax payable in connection with the Waiver shall be borne equally by the Investor and Tekne.

5. Disposal of Non-Core Assets and Transfer of Tekne Industrial

5.1 By way of partial derogation from and supplement to Article 11.2.1(b) of the Investment Agreement, as soon as technically possible after the Purchase and Sale Closing Date:

(i) the Parties shall procure that Tekne adopts the corporate resolutions and carries out the actions necessary to approve a partial asymmetrical demerger through which the Non-Core Assets shall be allocated to ADA;

(ii) ADA shall transfer (partly on his own behalf and partly on behalf of the other minority shareholders, pursuant to Article 1478 of the Italian Civil Code) to Tekne an equity interest (free from any Encumbrance) representing 0.44% of the share capital of Tekne Industrial S.r.l., VAT number 02390970354, of which 0.27% is already owned by ADA on the Agreement Signing Date, by way of a purchase of that equity interest for EUR 1.00.

5.2 The Parties declare that they have properly assessed the validity and amount of the exchange and the transaction under this Article 5, and waive any objection in that respect.

6. ADA's Role in the Company Following the Recapitalization

The Parties agree that, subject to completion of the Purchase and Sale, the Company and ADA shall enter into a consultancy agreement (the "Consultancy Agreement") on the following terms and conditions:

(i) a term of six months from the date of signing the Consultancy Agreement, unless terminated earlier for just cause as provided by law;

(ii) throughout the term of his consultancy relationship with the Company, ADA shall be subject to exclusivity and non-compete obligations (including a non-solicitation obligation);

(iii) ADA shall receive fixed gross annual compensation totaling EUR 120,000.00 (plus VAT, where due), payable monthly on a pro rata temporis basis;

(iv) in addition to the foregoing, a sales commission equal to 3% of the value of each individual commercial contract relating to proposals originated by ADA shall be provided;

it being understood in any event that, following the Consultancy Agreement and for the period during which he continues to hold shares in the Company, ADA undertakes not to engage in activities competing with the Company in relation to potential orders for goods and/or requests for services falling within the Relevant Business (as defined in Article 7 below) (the "Potential Orders"), and to notify the Company of such Potential Orders in advance in writing; the Company shall be offered the opportunity to participate in them (and therefore to perform, in whole or in part, the notified Potential Orders) as follows:

(a) he shall provide the essential information regarding the main terms and conditions of the Potential Orders, accompanied by appropriate supporting documentation;

(b) the Company shall be allowed a reasonable period, in any event not less than fifteen (15) days from the day on which the essential information is provided pursuant to paragraph (a) above, to express in writing its interest in performing all or part of the Potential Orders, specifying the terms and arrangements for its participation in the Potential Orders;

(c) if ADA receives no expression of interest within that period, ADA shall be free to initiate and carry out the Potential Orders with third parties, without involving the Company, and this shall not constitute any prohibited competition.

7. Agreements Between the Parties Regarding Orders and Services

7.1 During the period between the Agreement Signing Date and the date on which the full Earn-Out amount is paid pursuant to Article 3.7 above (or until the date on which, for any reason, the Earn-Out is no longer due), the Investor, also in its capacity as the Company's majority shareholder, and Nuburu (as the Investor's controlling shareholder), in order to avoid competition within the Nuburu group with respect to the services and products provided and manufactured by Tekne:

(i) undertake not to entrust, assign, transfer or outsource, in whole or in part, directly or indirectly, to any Nuburu group company (other than Tekne) and/or to third parties, services and/or orders falling within the Company's core business as conducted on the Agreement Signing Date, namely the design, manufacture, outfitting, conversion, marketing and servicing of industrial, special-purpose, military and passenger vehicles, buses and vehicles generally, and the design, manufacture and marketing of RF frequency-jamming equipment and systems (the "Relevant Business");

(ii) undertake to procure that services and products falling within the Relevant Business are contracted for directly and/or indirectly by Tekne at prices consistent with the Company's business plan.

7.2 Any exception to this Article shall be valid only if previously authorized by the Existing Shareholders in a written instrument specifically referring to the relevant activity and/or order. Any such authorization shall not be construed as a general or prospective waiver of this prohibition.

7.3 Without prejudice to Article 7.2 above, the Parties acknowledge that the obligation under this Article 7 constitutes an essential obligation, in view of the Existing Shareholders' interest in avoiding any adverse effect on or reduction in the accrual of the Earn-Out.

List of Annexes

Annex 3.1.1 (iii) -- New Articles of Association

Annex 3.2 -- Existing Shareholders' Interests and Allocation of the Price

Annex 3.5(iii) -- Release Letter

Annex 4.1 -- Waiver

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If the foregoing reflects the understandings reached and the intentions shared, please communicate your acceptance by reproducing the full text of the Implementation Agreement and its annexes and signing it at the end as evidence of full acceptance of its contents.

Yours faithfully,

Nuburu Inc.

/s/ Alessandro Zamboni

Name: Alessandro Zamboni

Nuburu Defense LLC

/s/ Alessandro Zamboni

Name: Alessandro Zamboni

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We return a copy of the Implementation Agreement together with its annexes, signed at the end in full acceptance of its contents.

Yours faithfully,

/s/ Ambrogio D'Arrezzo

/s/ Carlo Ulacco

/s/ Andrea Lodi

Tekne S.p.A.

/s/ Ambrogio D'Arrezzo

Name: Ambrogio D'Arrezzo
Title: Chairman of the Board of Directors